                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                AMERICREDIT CORP.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 $0.01 par value
- --------------------------------------------------------------------------------
                         (Title or Class of Securities)

                                    03060R101
                       ---------------------------------
                                 (CUSIP Number)

      Sierchio & Albert, P.C., 41 East 57th Street, Penthouse A, New York,
                      New York 10022, Tel. (212) 446-9500
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 28, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on title reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------------                          ------------------------
CUSIP No.       03060R101                                Page  2  of  14   Pages
- ------------------------------                          ------------------------

- --------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

                  REGAN PARTNERS, L.P.
- --------------------------------------------------------------------------------
2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     [X]
                                                                (b)     [ ]
- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               WC
- --------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                              [  ]

- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey

- --------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
         Number of
         Shares                     1,337,100 Shares of Common Stock
         Beneficially
         Owned by          -----------------------------------------------------
         Each              8.       SHARED VOTING POWER
         Reporting                          None
         Person
         With              -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER

                                    1,337,100 Shares of Common Stock
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                            None
- --------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,100 Shares of Common Stock individually
      1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [  ]

- --------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               4.7% individually,        6.5% as a Group

- --------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON

                        PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


- ------------------------------                          ------------------------
CUSIP No.       03060R101                                Page  3  of  14   Pages
- ------------------------------                          ------------------------

- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

                  REGAN INTERNATIONAL FUND LIMITED

- --------------------------------------------------------------------------------
2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)     [X]
                                                                    (b)     [ ]
- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               WC

- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                                         [ ]

- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      The British Virgin Islands

- --------------------------------------------------------------------------------

                        7.       SOLE VOTING POWER
      Number of
      Shares                     114,500 Shares of Common Stock
      Beneficially
                        --------------------------------------------------------
      Owned by          8.       SHARED VOTING POWER
      Each                               None
      Reporting
                        --------------------------------------------------------
      Person            9.       SOLE DISPOSITIVE POWER
      With
                                 114,500 Shares of Common Stock
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                         None

- --------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      114,500 Shares of Common Stock individually
      1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   [ ]

- --------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               0.4% individually,        6.5% as a Group

- --------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        CO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ----------------------------                           -------------------------
CUSIP No.          03060R101                           Page  4   of  14    Pages
- ----------------------------                           -------------------------

- --------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

               BASIL P. REGAN

- --------------------------------------------------------------------------------

2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)     [X]
                                                                 (b)     [ ]

- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               PF, AF

- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                                      [ ]

- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

- --------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
      Number of
      Shares                     1,515,710 Shares of Common Stock
      Beneficially
                        --------------------------------------------------------
      Owned by          8.      SHARED VOTING POWER
      Each
                                 234,700 Shares of Common Stock
      Reporting
                        --------------------------------------------------------
      Person            9.       SOLE DISPOSITIVE POWER
      With
                                 1,515,710 Shares of Common Stock
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
                                 234,700 Shares of Common Stock
- --------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,750,410 Shares of Common Stock individually
      1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES  [  ]

- --------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.1% individually,        6.5% as a Group

- --------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                           IN

                                  SCHEDULE 13D

- ----------------------------                           -------------------------
CUSIP No.          03060R101                           Page  5   of  14    Pages
- ----------------------------                           -------------------------


- --------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

               ATHENA PARTNERS, L.P.

- --------------------------------------------------------------------------------
2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)     [X]
                                                                     (b)     [ ]

- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               WC

- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                                          [ ]

- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

- --------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
      Number of
      Shares                     234,700 Shares of Common Stock
      Beneficially
                        --------------------------------------------------------
      Owned by          8.      SHARED VOTING POWER
      Each                               None
      Reporting
                        --------------------------------------------------------
      Person            9.       SOLE DISPOSITIVE POWER
      With
                                 234,700 Shares of Common Stock
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER
                                         None
- --------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        234,700 Shares of Common Stock individually
      1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

- --------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.8% individually,         6.5% as a Group

- --------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ----------------------------                           -------------------------
CUSIP No.          03060R101                           Page  6   of  14    Pages
- ----------------------------                           -------------------------


- --------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

- --------------------------------------------------------------------------------

               LENORE ROBINS

- --------------------------------------------------------------------------------
2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)     [X]
                                                                     (b)     [ ]

- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

               PF, AF

- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                                          [ ]

- --------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

- --------------------------------------------------------------------------------
                        7.       SOLE VOTING POWER
      Number of
      Shares                     2,200
      Beneficially
                        --------------------------------------------------------
      Owned by          8.       SHARED VOTING POWER
      Each                       234,700 Shares of Common Stock
      Reporting
                        --------------------------------------------------------
      Person            9.       SOLE DISPOSITIVE POWER
      With
                                 2,200
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER

                                 234,700 Shares of Common Stock

- --------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      236,900 Shares of Common Stock individually
      1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    [ ]

- --------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.8% individually,         6.5% as a Group

- --------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        IN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- ----------------------------                           -------------------------
CUSIP No.          03060R101                           Page  6   of  14    Pages
- ----------------------------                           -------------------------



1.    NAME OF REPORTING PERSON
- --------------------------------------------------------------------------------
                  LEE ROBINS
- --------------------------------------------------------------------------------
2.    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)     [X]
                                                                  (b)     [ ]

- --------------------------------------------------------------------------------
3.    SEC USE ONLY

- --------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

                  PF

- --------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 29(E)                                                       [ ]

- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

- --------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
         Number of
         Shares                     112,800
         Beneficially
         Owned by          -----------------------------------------------------
         Each              8.       SHARED VOTING POWER
         Reporting                  NONE
         Person
         With              -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER

                                    112,800
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    NONE

- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           112,800 Shares of Common Stock individually
         1,865,410 Shares of Common Stock as a group

- --------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         0.4% individually,         6.5% as a Group

- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                           IN

- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

                  This Statement relates to the common stock, par value $.01 (the "Common Stock") of AmeriCredit Corp. ("ACF"), a Texas corporation. The principal executive offices of ACF are located at 200 Bailey Avenue, Forth Worth, Texas 76107-1220.

ITEM 2. IDENTITY AND BACKGROUND

                  This Amendment No. 1 to the Schedule 13-D dated February 14, 1996 (the "Initial Schedule 13D") is filed by Regan Partners, L.P., a New Jersey limited partnership ("Regan Partners"), Basil P. Regan, an individual, Regan International Fund Limited, a corporation organized under the laws of The British Virgin Islands ("RIF"), Athena Partners, L.P., a Delaware limited partnership ("Athena"), Lenore Robins, an individual and Lee R. Robins, an individual; the foregoing persons are hereinafter sometimes collectively referred to as the "Group". The purpose of this filing is to reflect the acquisition by the Group of an additional 356,000 shares (approximately 1.2%) of the issued and outstanding shares of Common Stock of ACF.

                  Regan Partners is a limited partnership organized under the laws of the State of New Jersey. The principal business of Regan Partners is the purchase, sale, investment, trading and reinvestment in securities; its principal office is located at 6 East 43rd Street, New York, New York 10017.

                  Regan Partners has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The general partner of Regan Partners is Basil P. Regan. The information to be provided for Mr. Regan is set forth below.

                  Mr. Regan's business address is 6 East 43rd Street, New York, New York 10017. His present principal occupations are acting as one of the general partners of Athena and as the sole general partner of Regan Partners.

                  Mr Regan has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Regan is a citizen of the United States.

                  RIF is a corporation organized under the laws of The British Virgin Islands. Its principal offices are located at, c/o Hemisphere Management Limited, Hemisphere House, 9 Church Street, P.O. Box HM 951, Hamilton, Bermuda. Mr. Regan is the Investment Manager for RIF.

                  RIF has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Athena is a limited partnership organized under the laws of the State of Delaware. The principal business of Athena is the purchase, sale, investment, trading and reinvestment in securities; its principal offices are located at 32 East 57th Street, New York, New York and at 6 East 43rd Street, New York, New York.

                  Athena has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The general partners of Athena are Basil P. Regan and Lenore Robins. The information to be provided as to Mr. Regan is already set forth above. The information to be provided as to Mrs. Robins is set forth below:

                  Lenore Robins' business address is 32 East 57th Street, 14th Floor, New York, New York 10022. Her present principal occupation is acting as one of the general partners of Athena.

                  Lenore Robins has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Robins is a citizen of the United States.

                  Lee R. Robins is an individual having a business address at 32 East 57th Street, 14th Floor, New York, New York 10022. His present principal occupation is acting as President of CPI Associates, Inc., a financial planning consultant with offices at 32 East 57th Street, New York, New York 10022.

                  Mr. Robins has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Robins is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source and the amount of funds used by Regan Partners to make the purchases of an additional 310,000 shares of Common Stock of ACF owned by it were working capital of approximately $4,315,110.

                  The source and the amount of funds used by RIF to make the purchase of shares of an additional 59,500 Common Stock of ACF owned by it were working capital of approximately $934,187.

                  The source and the amount of funds used by Basil P. Regan to purchase the additional 356,000 shares of Common Stock of ACF beneficially owned by him were affiliate funds (working capital of Athena, RIF and Regan Partners) of approximately $5,406,644.

                  The source and the amount of funds used by Athena to make the purchases of an additional 10,000 shares of Common Stock of ACF owned by it were working capital of approximately $157,347.

         The source and the amount of funds used by Lenore Robins to purchase the additional 10,000 shares of Common Stock of ACF owned beneficially by her were affiliate funds of approximately $157,347.

         Except for approximately 10% of the shares purchased, no part of the purchase price paid for the 356,000 additional shares of Common Stock of ACF beneficially owned by the Group was represented by borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of the additional 356,000 shares of Common Stock of ACF was for investment purposes. The Group and each of Regan Partners, RIF, Basil P. Regan, Athena, Lenore Robins or Lee R. Robins may continue to acquire additional shares of Common Stock of ACF or dispose of shares of Common Stock of ACF for respectively, investment purposes and to realize capital gains or reduce capital losses as a result of the purchase of shares of Common Stock of ACF. However, none of Regan Partners, RIF, Basil P. Regan, Athena, Lenore Robins or Lee R. Robins, except to the extent permissible to and allowable to any other shareholder, have any present intent to:

         (a) cause or become involved in any extraordinary corporate transactions;

         (b) cause a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

         (c) develop any plans or proposals to change the board of directors or management of the issuer or to propose a change in the number or terms of directors or to fill any vacancies on the board;

         (d) cause any material change in the present capitalization or dividend policy of the issuer;

         (e) effect any other material change in the issuer's business or corporate structure;

         (f) effect any change in the issuer's charter or by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the issuer by any person;

         (g) cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) cause a class of equity securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i)      cause any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The number of shares of Common Stock of ACF beneficially owned by Regan Partners is 1,337,100 shares. On information and belief, this figure represents approximately 4.7% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by RIF is 114,500 shares. On information and belief this figure represents approximately 0.4% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by Basil P. Regan is 1,515,710. On information and belief, this figure represents approximately 6.1% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by Athena is 234,700. On information and belief, this figure represents approximately 0.8% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by Lenore Robins is 236,900. On information and belief, this represents approximately 0.8% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by Lee R. Robins is 112,800. On information and belief, this figure represents approximately 0.4% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as at June 30, 1996.

                  The number of shares of Common Stock of ACF beneficially owned by the Group is 1,865,410. On information and belief, this represents approximately 6.5% of the issued and outstanding shares of Common Stock of ACF based upon 28,520,410 shares issued and outstanding as reported at June 30, 1996.

                  (b) Regan Partners has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,337,100 shares of Common Stock of ACF owned by it. RIF has the sole power to both direct the vote and the sole power to dispose or to direct the disposition of 114,500 shares of Common Stock of ACF owned by it. Basil P. Regan directly owns 64,110 shares of Common Stock of ACF. Accordingly, he has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of these shares. However, Mr. Regan is also attributed the beneficial ownership of an additional 1,686,300 shares of Common Stock of ACF. He is attributed the beneficial ownership of such shares because, as the sole general partner of Regan Partners and as the Investment Manager of RIF, he has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of, respectively, 1,337,100 and 114,500 shares of Common Stock of ACF. Additionally, Mr. Regan, as one of the general partners of Athena, shares power (with Lenore Robins, the other general partner of Athena) to vote or direct the vote and dispose or direct the disposition of the 234,700 shares of Common Stock of ACF. In sum, Mr. Regan, directly and indirectly, beneficially owns and has the power to vote or direct the vote and dispose or direct the disposition of an aggregate of 1,750,410 shares of Common Stock of ACF.

                  Athena has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 234,700 shares of Common Stock of ACF directly owned by it.

                  Lenore Robins directly owns 2,200 shares of Common Stock of ACF as to which she has the sole power to vote or direct the vote and dispose or direct the disposition of said shares; however, Lenore Robins, in her capacity as one of the general partners of Athena, shares power (with Basil P. Regan, the other general partner of Athena) to vote or direct the vote and dispose or direct the disposition of the 234,700 shares of Common Stock of ACF owned by Athena.

                  Lee R. Robins has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 112,800 shares owned directly and beneficially by him.

                  The Group has the shared power to vote and direct the vote and the shared power to dispose or direct the disposition of an aggregate of 1,865,410 shares of Common Stock of ACF.

                  (c) The following are transactions effected by the persons listed in paragraph (a) above since May 1, 1996. Each transaction was effected in an ordinary brokerage transactions through the facilities of the New York Stock Exchange.

Regan Partners, L.P.:

           Date of                  No. of Shares         Cost/Proceeds
         Transaction                Bought (Sold)           Per Share
         -----------                -------------           ---------

          5/09/96                        5,000                $14.33
          5/10/96                        5,000                 14.33
          5/15/96                        5,000                 14.33
          5/16/96                       25,000                 14.45
          5/22/96                       15,000                 14.90
          6/03/96                       10,000                 15.20
          6/27/96                       10,000                 14.20
          6/28/96                       85,000                 13.65
          7/01/96                       10,000                 15.00
          7/02/96                        5,000                 15.00


Regan International Fund Limited:

           Date of                  No. of Shares           Cost/Proceeds
         Transaction                Bought (Sold)            Per Share
         -----------                -------------            ---------

          6/28/96                       34,500               $15.00


Athena Partners, L.P.:

           Date of                  No. of Shares          Cost/Proceeds
         Transaction                Bought (Sold)            Per Share
         -----------                -------------            ---------

          6/28/96                       10,000               $15.70

Lenore Robins:

           Date of                  No. of Shares         Cost/Proceeds
         Transaction                Bought (Sold)           Per Share
         -----------                -------------           ---------

          6/28/96                        2,000               $14.75
          7/01/96                       (2,000)               15.75


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

ITEM 6. CONTRACTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the contract filed as Exhibit A to the Initial Schedule 13D hereto no person listed in Item 2 hereof is a party to any other contracts, arrangements, understandings or relationships with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                                      None

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Regan Partners, L.P.

Dated:  July 10, 1996
                                     By:      /s/Basil P. Regan
                                              ----------------------------------
                                              Basil P. Regan, General Partner

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Regan International Fund Limited

Dated:  July 10, 1996
                                     By:      /s/Basil P. Regan
                                              ----------------------------------
                                              Basil P. Regan, Investment Manager

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  July 10, 1996                         /s/Basil P. Regan
                                              ----------------------------------
                                              Basil P. Regan

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Athena Partners, L.P.

Dated:  July 10, 1996
                                     By:      /s/Lenore Robins
                                              ----------------------------------
                                              Lenore Robins, General Partner

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF,
I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE

AND CORRECT.

Dated:  July 10, 1996                         /s/Lenore Robins
                                              ----------------------------------
                                              Lenore Robins

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF,
I CERTIFY THAT THE INFORMATION SET FORTH IN THE STATEMENT IS TRUE, COMPLETE

AND CORRECT.

Dated:  July 10, 1996                         /s/Lee R. Robins
                                              ----------------------------------
                                              Lee R. Robins